January 21, 2015

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Variable Insurance Trust

CIK 0000792359

 (File No. 811-04642)

Ladies and Gentlemen:

This letter sets forth responses to oral comments received from Keith Gregory of the staff of the Securities and Exchange Commission (the “SEC”) on January 16, 2015, pertaining to the preliminary proxy statement on Schedule 14A that was filed by the Virtus Variable Insurance Trust on January 9, 2015. Where noted, changes, as applicable, have been made to the proxy statement.

Set forth below is each comment and the Trust’s response thereto.

1.	Comment: Please confirm that the information missing in the preliminary proxy statement will be supplied in the definitive proxy statement.

Response:	The Registrant confirms that any missing information will be provided in the definitive proxy statement.

2.	Defined Terms

Comment:     Please use any defined terms consistently throughout the document. In particular, disclosure on page 8 of the proxy statement states that “Shareholders may adjourn meetings for various reasons.” Please clarify if this applies to Contract Owners. We note both “shareholders” and “Contract Owners” were defined to mean that both were holders of variable contracts holding indirect interests in shares of the Series, as defined on page 4.

Response:	Disclosure has been revised where relevant so that use of defined terms is consistent throughout the document.

3.	Shareholder Letter

EDGAR Operations Branch
January 21, 2015

a.	Comment: For clarity, please consider explaining why Contract Owners have the right to vote the shares of the Series at the end of the first paragraph. Please see the disclosure on the first page of the proxy statement, in the second paragraph. Please review the proxy statement and standardize this disclosure as appropriate. For example, see the third sentence on page 8 of the proxy statement.

Response:	The shareholder letter has been reorganized so the requested explanation appears earlier, and the disclosure has been made more consistent throughout the document.

b.	Comment: In the third paragraph, please consider replacing the term “certain subadvisers” with the more inclusive term “subadvisers.” We note the singular term is used in the second bullet in the Notice of Meeting. Please make any conforming change on page 5 of the proxy statement in Bullet 2.

Response:	Disclosure has been revised as requested.

4.	Notice

a.	Comment: Please explain why there is a third proposal included when the Shareholder Letter references only two proposals. If appropriate, please revise the Proxy Card and the Voting Instruction Form.

Response:	The third proposal has been removed as a formal proposal from the notice and the proxy statement.

b.	Comment: In the first paragraph on the second page, please state that proportional voting may result in a small number of Contract Owners determining the vote on a proposal. Make conforming changes throughout the proxy statement as appropriate. See Item 21 of Schedule 14A.

Response:	Requested disclosure has been added.

Proxy Statement

5.	Introduction

Comment: Please explain why the internet address where the proxy statement can be found is not provided in the bold paragraph on page 6. If appropriate, please include the internet address, the street address and contact information for the SEC.

Response:	Shareholders may receive their proxy cards from different Insurance Companies, and therefore the website is not identical for each

EDGAR Operations Branch
January 21, 2015

shareholder. The relevant website is provided on the proxy card, so it is more accurate to refer to the proxy card for the relevant website.

6.	General Voting Information

a.	Comment: Please consider explaining or removing the reference to annuitants and/or beneficiaries, as they may confuse Contract Owners.

Response:	Statement has been removed as requested.

b.	Comment: Please revise the disclosure in the second full paragraph on page 7 to clarify that the information represents the amount of shares of each Series and, if appropriate, the classes outstanding and entitled to vote. Also, revise the table to indicate the amount of voting shares held by each class of the various Series. We note certain Series have both Class A and Class I shares.

Response:	Information has been revised as requested.

7.	Adjournment

Comment: Please review the disclosure on page 8 relating to adjournment for clarity. For example, why would the insurance companies vote shares represented by instructions in favor of a proposal, in favor of adjournment. Please disclose who can propose adjournment, e.g., “persons named as proxies,” and the vote required.

Response:	Requested disclosure has been added.

8.	Proposal 1

a.	Comment: In the third paragraph on page 10, please clarify whether the independent trustees are or will be considered “interested persons” as defined in the 1940 Act of the Trust’s underwriter or any of its affiliates.

Response:	Requested disclosure has been added.

b.	Comment: In the carryover paragraph at the top of page 19, with respect to Mr. McLoughlin, please clarify the meaning of the statement “the manner in which Mr. McLoughlin conducts his trusteeship” with respect to his qualifications as an Independent Trustee.

EDGAR Operations Branch
January 21, 2015

Response:	Because Mr. McLoughlin’s affiliation was not with Virtus, and due to the length of time passed since Virtus acquired the predecessor company with which Mr. McLoughlin was affiliated, the statement has been removed.

c.	Comment: In the carryover paragraph on pages 21 and 22, please describe the procedure to be followed by which Contract Owners may submit nominee recommendations to the Board. Please also clarify the minimum requirements for a Contract Owner’s nominee. See Item 22(b)(15)(ii)(A) of Schedule 14A and Items 407(c)(2)(iv) & (v) of Regulation S-K.

Response:	Requested disclosure has been added.

d.	Comment: On page 23, please conform the presentation of the Trustees’ beneficial ownership of the Series by virtue of owning or having an interest in any contract of the Insurance Companies. See Item 22(b)(5) of Schedule 14A.

Response:	Information has been revised as requested.

e.	Comment: On page 24, please explain the meaning of a plurality of the votes cast.

Response:	Requested disclosure has been added.

9.	Proposal 2

a.	Comment: Please clarify whether Contract Owners will be able to vote for Proposal 2 with respect to each Series individually. If so, revise the proxy card as necessary. If not, explain supplementally why this is appropriate.

Response:	Revised proxy cards reflect that shareholders may vote for this proposal with respect to each Series individually.

b.	Comment: Consider whether a short Q&A addressing potential benefits and drawbacks of the proposal and any potential effect on the overall advisory fees would be appropriate.

Response:	The description in the proxy statement is comprehensive and has been revised to better incorporate plain English, so additional information has not been included.

EDGAR Operations Branch
January 21, 2015

c.	Comment: Please revise the first sentence of the Introduction to describe the operation of the proposed multi-manager structure as contemplated by Condition 1 of recent pertinent orders. In the alternative, delete the sentence and revise the disclosure in the section “Description of Exemptive Relief for which Application will be Filed”, e.g., the duties of the adviser and subadvisers under the multi-manager structure.

Response:	The statement has been revised as requested.

d.	Comment: Please review the disclosure for Proposal 2 for use of plain English. For example, explain the term Unaffiliated Subadviser, Wholly-Owned Subadviser, and the purpose of the proposal.

Response:	The relevant information has been revised as requested.

e.	Comment: In the second sentence of the Introduction, please bold the disclosure indicating that approval of this proposal will permit the Adviser to hire, terminate, or replace unaffiliated and wholly-owned subadvisers and materially amend such subadvisory agreements without obtaining shareholder approval.

Response:	The relevant statement has been bolded as requested.

f.	Comment: In the carryover paragraph at the top of page 26, please clarify the meaning of a termination due to assignment, or delete it. In the same paragraph, indicate that the existing order does not permit the hiring, termination or replacement of “affiliated subadvisers” or the modification of advisory contracts with such entities without shareholder approval.

Response:	The information has been revised as requested.

g.	Comment: As the Trust has yet to file an application relating to Proposal 2, be aware that the terms and conditions relating to any such relief may change over time. Therefore, submission of this proposal to shareholders at this time is at your own risk. Any vote and/or approval obtained from shareholders must be consistent with the terms and conditions of the exemptive relief ordered, which may necessitate a new proxy being submitted for shareholder approval.

Response:	The Registrant acknowledges that a new proxy may be necessary if the terms and conditions of any exemptive relief ordered are not consistent with the terms and conditions approved by the shareholders.

EDGAR Operations Branch
January 21, 2015

h.	Comment: Please clarify the meaning of the second paragraph on page 27. As written, it is confusing and difficult to understand.

Response:	Information has been revised as requested.

i.	Comment: In the third paragraph on page 27, please expand the disclosure to describe any benefits that will accrue to the shareholders if the proposal is approved.

Response:	Requested disclosure has been added.

10.	Auditor

Comment:     On page 28, please include disclosure describing the nature of All Other Fees provided by the Registrant to PwC.

Response:	Requested disclosure has been added.

11.	Shareholder Proposals

Comment:     In the last paragraph on page 30, please specify the address and to whom shareholder proposals should be directed. In addition, specify the meaning of a “reasonable period.” See Item 1(c) of Schedule 14A.

Response:	Requested disclosure has been added to provide an address, who should receive the shareholder proposals, and the requirement to allow adequate time for consideration of any shareholder proposals.

12.	Householding

Comment:     If appropriate, please include the disclosure required by Item 23 of Schedule 14A with respect to the delivery of certain documents to shareholders that share an address.

Response:	The Registrant delivers relevant documents to each shareholder, regardless of address, so no disclosure has been added.

13.	Administrator or Custodian

EDGAR Operations Branch
January 21, 2015

Comment:     Provide the name and address of the entity that provides significant administrative or business management services to the Trust or the Series. See Item 22(a)(1)(i) and Item 22(a)(3)(i).

Response:	Virtus Fund Services LLC has been identified as the administrative agent for the Trust in the last unbolded paragraph of the Introduction of the proxy statement.

14.	Proxy Card

Comment:     In Proposal 1 for Election of Trustees, please consider including an asterisk next to the far right column and the instructions with respect to the For All Except option.

Response:	Requested information has been added.

15.	Comment:	Please include the Tandy representations.

Response:	The requested disclosure has been provided below.

* * *

In connection with this filing, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced registration statement; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Sincerely,

/s/ Arie Heijkoop, Jr.
Arie Heijkoop, Jr.

cc:	Jennifer S. Fromm, Esq.
Stacy H. Louizos, Esq.